UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

# EARNINGS RELEASE
# 1ST QTR2025

5G



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

# 1Q25 EARNINGS RELEASE

**RESULTS CONFERENCE**
May 06th, 2025, at:
10:00 a.m. (BRT) / 9:00 a.m. (US EST)
Livestream (Zoom): Click here

# The 2025 journey begins with positive outcomes

## RESULTS HIGHLIGHTS

**Normalized* EBITDA and EBITDA Margin**
(R$ Mln; %YoY)

| | 1Q24 | 1Q25 |
|---|---|---|
| EBITDA | 2,890 | 3,084 |
| EBITDA Margin | 47.4% | 48.2% |

**+6.7%** Efficient operational execution driving a consistent EBITDA growth with margin expansion

**Normalized* Net Income**
(R$ Mln; %YoY)

| 1Q24 | 1Q25 |
|---|---|
| 519 | 810 |

**+56.0%** Reaching the highest level of net income for a 1st quarter in TIM's history

**Normalized* EBITDA-AL minus Capex**
(R$ Mln; %YoY)

| 1Q24 | 1Q25 |
|---|---|
| 843 | 1,001 |

**+18.7%** Double-digit operational cash flow expansion reflects our positive overall performance

**+5.6%** Growth YoY in Service Revenue in 1Q25

**+6.2%** Growth YoY in Mobile Services Revenue in 1Q25

**+13.9%** Expansion YoY in Postpaid Revenue in 1Q25

**+6.5%** Growth YoY EBITDA-AL* in 1Q25

**Strong Balance Sheet**
R$ 5.3 Bln in cash (+58% YoY) in 1Q25, with a ΔWC of +R$ 0.6 Bln YoY

**R$ 690 Mln**
Announced as IoC in 1Q25

**Customer Platform**

**New front with partnerships in the energy sector**
Partnerships in the free energy market with a focus on corporate clients and distribution with focus on B2C
Thopen Eletrobras

**End of the dispute with C6:**
Termination of the arbitration proceedings and transfer of all shares held by TIM to C6, as well as all subscription bonuses

**B2B**

**TIM is increasing its presence in the Utilities sector**
TIM's IoT solutions offer extensive coverage and real-time monitoring, ensuring efficient and effective management of resources such as water, electricity, gas and smart lighting

### Efficiency Program: Multiple Levels

- **Organizational:** Review and reorganize to put the right people in the right places, reskill the workforce and streamline the organization by reducing hierarchical levels
- **Technological:** Initiatives with continued focus on digitalization and expanding the adoption of artificial intelligence
- **Make or buy:** Specific activities transferred to partners with newer processes and systems
- **Discipline:** Active management of cost-efficiency contracts and projects by area

### 3Bs: Case study in São Paulo

- **More capacity modernization:** Infrastructure renovation will benefit about 10 million customers. TIM is the leader in all regions of São Paulo with 3k modernized sites and an almost 40% increase in 5G coverage
- **Iconic Store:** A complete journey to improve the customer experience



- **TIM Music:** A complete journey to improve the customer experience


TIM

* EBITDA and Net Income normalized according to the items indicated in their respective sections. EBITDA-AL excluding the impact of fines from the decommissioning of the sites.

# 1Q25 EARNINGS RELEASE

**RESULTS CONFERENCE**
May 06th, 2025, at:
10:00 a.m. (BRT) / 9:00 a.m. (US EST)
Livestream (Zoom): Click here

## FINANCIAL AND OPERATIONAL HIGHLIGHTS

| Description | 1Q25 | 1Q24 | % YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *FINANCIAL (R$ million)* | | | | | |
| **Net Revenues** | **6,394** | **6,096** | **4.9%** | **6,631** | **-3.6%** |
| Services Revenues | 6,240 | 5,909 | 5.6% | 6,343 | -1.6% |
| Mobile Service | 5,922 | 5,577 | 6.2% | 6,015 | -1.5% |
| Fixed Service | 319 | 332 | -4.1% | 328 | -2.9% |
| Normalized* Operating Expenses | (3,310) | (3,205) | 3.3% | (3,285) | 0.8% |
| **Normalized* EBITDA** | **3,084** | **2,890** | **6.7%** | **3,346** | **-7.8%** |
| **Normalized* EBITDA Margin** | **48.2%** | **47.4%** | **0.8p.p.** | **50.5%** | **-2.2p.p.** |
| Normalized* Net Income | 810 | 519 | 56.0% | 1,055 | -23.2% |
| Capex | 1,339 | 1,355 | -1.1% | 1,375 | -2.6% |
| Normalized* EBITDA-AL - Capex | 1,001 | 843 | 18.7% | 1,227 | -18.4% |
| *OPERATIONAL ('000)* | | | | | |
| **Mobile Customer Base** | **62,039** | **61,420** | **1.0%** | **62,058** | **-0.03%** |
| Prepaid | 31,269 | 33,312 | -6.1% | 31,857 | -1.8% |
| Postpaid | 30,770 | 28,108 | 9.5% | 30,202 | 1.9% |
| **TIM Ultrafibra Customer Base** | **790** | **806** | **-2.0%** | **790** | **0.1%** |

* Normalized EBITDA according to the items indicated in the Costs section (+R$ 19.0 million in 1Q25 and +R$ 10.0 million in 4Q24). Normalized Net Income according to the items indicated in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$ 6.5 million in 1Q25 and -R$ 3.4 million in 4Q24).



COM A LÍDER EM 5G
VOCÊ PODE TUDO
TIM
Imagine as possibilidades

# RECENT AND SUBSEQUENT EVENTS

## Shareholder Remuneration

On March 27, 2025, TIM announced the distribution of R$ 2.05 billion in dividends, and in February and March 2025, it announced a total amount of R$ 690 million in Interest on Capital. For more details, visit the TIM S.A. Investor Relations website: Dividends and IoC

## Settlement of the dispute with C6

TIM and C6 Bank ("C6") have signed an agreement that ended all disputes related to the partnership between the two companies and, consequently, terminated the four ongoing arbitration proceedings. The agreement established the transfer of all shares held by TIM to C6, as well as all outstanding subscription bonuses. For more details, visit the TIM S.A. Investor Relations website: Filings

## Reverse Split and Split Operation

On March 27, 2025, at TIM's Ordinary and Extraordinary General Meeting the proposal to consolidate all the company's common shares in the proportion of 100 shares for 1 share, followed by a subsequent split so that 1 consolidated share corresponds to 100 shares, was approved. This does not change the company's share capital or its total number of shares. The operation will not affect the securities traded in the US market (ADR – American Depositary Receipt). For more details, please visit the TIM S.A. Investor Relations website: Filings

# FINANCIAL HIGHLIGHTS

## Operational Revenue

***Consistent revenue growth supported by the mobile segment***

| Description | 1Q25 | 1Q24 | % YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| **Total Net Revenue** | **6,394** | **6,096** | **4.9%** | **6,631** | **-3.6%** |
| **Services Revenue** | **6,240** | **5,909** | **5.6%** | **6,343** | **-1.6%** |
| **Mobile Service** | **5,922** | **5,577** | **6.2%** | **6,015** | **-1.5%** |
| Client Generated | 5,542 | 5,191 | 6.8% | 5,549 | -0.1% |
| Interconnection | 84 | 94 | -11.5% | 85 | -1.8% |
| Customer Platform | 22 | 31 | -30.5% | 117 | -81.5% |
| Others | 274 | 260 | 5.3% | 264 | 3.9% |
| **Fixed Service** | **319** | **332** | **-4.1%** | **328** | **-2.9%** |
| of which TIM Ultrafibra | 218 | 229 | -4.5% | 224 | -2.7% |
| **Product Revenue** | **153** | **186** | **-17.6%** | **288** | **-46.7%** |

**Total Net Revenue grew 4.9% YoY in 1Q25,** driven mainly by the positive performance of Mobile Service Revenue, supported by Postpaid strong performance. **Service Revenue increased by 5.6% YoY.**

### Details of the Mobile Segment (net of taxes and deductions):

**The Mobile Service Revenue ("MSR") saw a YoY increase of 6.2% in 1Q25,** driven by another double-digit growth in Postpaid as TIM continues to consolidate the best value proposition for its customers supported by its strategic pillars. This led the **Mobile ARPU (average monthly revenue per user) to reach R$ 31.9, the highest level ever recorded for a first quarter, with a YoY growth of 5.0%.**

**The Client Generated Revenue ("CGR"), which represents the MSR after excluding interconnection, customer platform, and other revenues, reached R$ 5,542 million in 1Q25, an increase of 6.8% YoY,** driven by the strong performance of postpaid client generated revenue.

The Interconnection Revenue (ITX) fell by 11.5% YoY in 1Q25, following the reduction in incoming traffic.

Customer Platform Revenue reached R$ 22 million in 1Q25 compared to R$ 31 million in 1Q24. This variation was primarily due to the reduction in financial service revenue amid the termination of the partnership with C6 Bank.

The Other Revenue line grew 5.3% YoY in 1Q25, due to an increase in revenues from IoT projects.

Below is the breakdown of the performance of each mobile customer profile:

**Postpaid Revenue expanded by 13.9% YoY in 1Q25,** with Postpaid ARPU reaching R$ 43.8 (+4.0% YoY), and **Postpaid ex-M2M ARPU reaching R$ 54.3, increasing by 6.5% YoY.** This result reflects the Company's focus on monetizing its base through mechanisms of migration to higher-value plans (in 1Q25, the migration from Control to Pure Postpaid plans expanded by 20.3% YoY), by maintaining low churn rates (0.8% in postpaid customers ex-M2M), and by the impact of annual price adjustments for part of the customer base, which began in March.

Prepaid Revenue fell by 10.9% YoY in 1Q25, with Prepaid ARPU reaching R$ 13.8 (-5.5% YoY). This reduction is explained by the greater migration of prepaid customers to Control plans and a decrease in the frequency of recharges.

## Details of the Fixed Segment (net of taxes and deductions):

Fixed Service Revenue recorded a decline of 4.1% YoY in 1Q25. **TIM Ultrafibra**, the main line of the segment, **saw a decrease of 4.5% YoY in 1Q25, with ARPU reaching R$ 93.2 (-2.7% YoY),** mainly impacted by: (i) a more competitive price environment; and (ii) a more selective approach focusing on operational optimization and efficiency.

## Breakdown of Product Revenue (net of taxes and deductions):

**The Product Revenue saw a decline of 17.6% YoY in 1Q25.** The performance was mainly affected by: (i) a more comparable base effect in 1Q25, as sales of B2B IoT products and accessories began in the last quarter of 2023; and (ii) a seasonal effect in the sale of devices.

## Operational Costs and Expenses

### *The continuous pursuit of efficiency translates into a deceleration of cost growth*

| Description | 1Q25 | 1Q24 | % YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| **Reported Operating Expenses** | **(3,329)** | **(3,205)** | **3.9%** | **(3,295)** | **1.0%** |
| **Normalized* Operating Expenses** | **(3,310)** | **(3,205)** | **3.3%** | **(3,285)** | **0.8%** |
| Personnel | (358) | (364) | -1.7% | (390) | -8.3% |
| Selling & Marketing | (963) | (980) | -1.8% | (908) | 6.0% |
| Network & Interconnection | (1,322) | (1,135) | 16.5% | (1,194) | 10.7% |
| General & Administrative | (211) | (220) | -4.2% | (240) | -12.1% |
| Cost Of Goods Sold (COGS) | (209) | (248) | -15.7% | (341) | -38.8% |
| Bad Debt | (182) | (166) | 9.9% | (181) | 0.4% |
| Other operational revenues (expenses) | (66) | (93) | -29.0% | (30) | 121.0% |
| **Normalized* Operating Expenses Ex-COGS** | **(3,101)** | **(2,958)** | **4.9%** | **(2,944)** | **5.4%** |

* Operation Costs normalized for: costs with legal consultancy services related to the end of the dispute with C6 (+R$ 19.0 million in 1Q25) and expenses related to the price adjustment in the I-Systems sales contract (+R$ 10.0 million in 4Q24).

**Normalized Operating Costs and Expenses totaled R$ 3,310 million in 1Q25, an annual increase of 3.3%.** This yearly increase reflects the still significant impact of network and interconnection expenses, largely affected by the effects of international roaming and content providers. Nevertheless, **this increase was lower than the inflation recorded in the period** (IPCA accumulated over the 12 months ending in March 2025: **5.48%**[1]).

### Breakdown of Normalized Costs and Expenses:

**Personnel costs saw a decline of 1.7% YoY in 1Q25,** mainly due to lower level of provisions for variable compensation tied to employee participation in the Company's results.

**The Selling and Marketing line saw a reduction of 1.8% YoY in 1Q25,** mainly explained by lower expenses with Fistel fees.

**Network and Interconnection expenses increased by 16.5% YoY in 1Q25,** mostly impacted by higher expenses with international roaming services, reflecting an increase in traffic volume, and greater spending on content providers due to the ongoing development of offerings.

**Normalized General and Administrative (G&A) expenses decreased[2] by 4.2% YoY in 1Q25,** due to lower spending on legal services.

[1] Source: IBGE
[2] The General and Administrative Expenses line had a non-recurring impact of R$ 19.0 million in 1Q25, referring to the costs of legal consultancy services in the context of closing the dispute with C6.

**The Cost of Goods Sold (COGS) fell by 15.7% YoY in 1Q25,** in line with the reduction in product sales during the period.

**The Bad Debt line increased by 9.9% YoY in 1Q25,** as a result of greater exposure due to the growing postpaid base (almost 10% higher compared to the same period last year). Even so, **the bad debt on gross revenue ratio remains at a healthy level of 1.9%** (vs. 1.9% in 1Q24).

**Other Normalized[3] Operational Expenses (Revenues) fell by 29.0% YoY in 1Q25,** mainly due to a lower level of provisions for fiscal contingencies.

[3] The Other Operating Expenses (Income) line had a non-recurring impact of R$ 10.0 million in 4Q24, referring to expenses linked to the price adjustment in the I-Systems sale contract.

## From EBITDA to Net Income

### *Efficient operational execution fosters consistent EBITDA growth with margin expansion*

| Description | 1Q25 | 1Q24 | % YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *Normalized (R$ million)* | | | | | |
| **Normalized* EBITDA** | **3,084** | **2,890** | **6.7%** | **3,346** | **-7.8%** |
| Normalized* EBITDA Margin | 48.2% | 47.4% | 0.8p.p. | 50.5% | -2.2p.p. |
| **Normalized* EBITDA-AL** | **2,340** | **2,198** | **6.5%** | **2,602** | **-10.1%** |
| Normalized* EBITDA-AL Margin | 36.6% | 36.1% | 0.5p.p. | 39.2% | -2.6p.p. |
| **Depreciation & Amortization** | **(1,746)** | **(1,755)** | **-0.5%** | **(1,725)** | **1.2%** |
| Depreciation | (1,266) | (1,276) | -0.7% | (1,247) | 1.5% |
| Amortization | (479) | (479) | 0.1% | (478) | 0.3% |
| **Equity in Earnings** | **(27)** | **(23)** | **18.4%** | **(22)** | **18.9%** |
| **Normalized* EBIT** | **1,311** | **1,113** | **17.8%** | **1,598** | **-18.0%** |
| Normalized* EBIT Margin | 20.5% | 18.3% | 2.2p.p. | 24.1% | -3.6p.p. |
| **Net Financial Results** | **(598)** | **(525)** | **14.0%** | **(450)** | **33.0%** |
| Financial Expenses | (705) | (754) | -6.5% | (741) | -4.9% |
| Normalized* Financial Income | 140 | 221 | -36.9% | 245 | -43.2% |
| Net Exchange Variation | (33) | 8 | n.a. | 46 | n.a. |
| **Normalized* EBT** | **713** | **588** | **21.2%** | **1,148** | **-37.9%** |
| Normalized* Income Tax and Social Contributior | 97 | (69) | n.a. | (94) | n.a. |
| **Normalized* Net Income** | **810** | **519** | **56.0%** | **1,055** | **-23.2%** |
| Total Normalized Items | (13) | - | n.a. | (7) | 90.0% |
| *Reported (R$ million)* | | | | | |
| **Reported EBITDA** | **3,065** | **2,890** | **6.0%** | **3,336** | **-8.1%** |
| Reported EBITDA Margin | 47.9% | 47.4% | 0.5p.p. | 50.3% | -2.4p.p. |
| **Reported EBIT** | **1,292** | **1,113** | **16.1%** | **1,588** | **-18.6%** |
| EBIT Margin | 20.2% | 18.3% | 2.0p.p. | 24.0% | -3.7p.p. |
| **Net Financial Results** | **(598)** | **(525)** | **14.0%** | **(450)** | **33.0%** |
| **Income Before Taxes** | **694** | **588** | **18.0%** | **1,138** | **-39.1%** |
| Income Tax and Social Contribution | 104 | (69) | n.a. | (90) | n.a. |
| **Reported Net Income** | **798** | **519** | **53.6%** | **1,048** | **-23.9%** |

* Normalized EBITDA according to items described in the Costs section (+R$ 19.0 million in 1Q25 and +R$ 10.0 million in 4Q24). Normalized Net Income according to items described in the Costs section and to non-recurring effects in Income Tax and Social Contribution (-R$ 6.5 million in 1Q25 and -R$ 3.4 million in 4Q24).

## EBITDA[4] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)



Normalized EBITDA and Margin
(R$ mln; %YoY)
6.7%
2,890
3,084
1Q24
1Q25
47.4%
48.2%
EBITDA Margin

**Normalized EBITDA totaled R$ 3,084 million in 1Q25, representing a 6.7% YoY increase.** This led the **Normalized EBITDA Margin to reach 48.2%, the best result for a years' first quarter,** representing an expansion of 0.8 p.p. YoY. This result reflects the consistent growth in mobile service revenue and continuous cost control.

## EBITDA After *Leases* (AL)

Returning with the effects of leases into EBITDA, **Normalized EBITDA-AL (After Lease),** excluding the impact of fines applied in sites decommissioning, **showed a 6.5% YoY growth in 1Q25**, with a **Margin of 36.6%**, +0.5 p.p. YoY. This result reflects the solid evolution of EBITDA, although impacted by the combination of: (i) annual adjustment on lease contracts; and (ii) a lower level of contractual incentives.



EBITDA-AL
1Q25 %YoY:
+6.5%
Margin 1Q25
36.6%



Normalized EBITDA-AL
(R$ mln)
2,340
-31
2,309
1Q25
Decommissioning Fines
1Q25 After Fines

[4] Normalized EBITDA as per items described in the 'Costs' section.

## Depreciation and Amortization (D&A)

| Description | 1Q25 | 1Q24 | %YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| Depreciation | (1,266) | (1,276) | -0.7% | (1,247) | 1.5% |
| of which Depreciation of Leases | (415) | (471) | -11.9% | (426) | -2.5% |
| Amortization | (479) | (479) | 0.1% | (478) | 0.3% |
| **Total D&A** | **(1,746)** | **(1,755)** | **-0.5%** | **(1,725)** | **1.2%** |

**The D&A line showed a 0.5% YoY decrease in 1Q25**, as a result of the reduction in depreciation on lease rights under IFRS 16, partially offset by higher depreciation related to infrastructure equipment.

## Net Financial Results

| Description | 1Q25 | 1Q24 | % YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| **Cash Items** | **(413)** | **(506)** | **-18.5%** | **(411)** | **0.5%** |
| Financial Debt Interest (Net of Derivatives) | (68) | (82) | -17.3% | (71) | -3.6% |
| Interest related to Cash & Cash Equivalents | 167 | 106 | 57.5% | 130 | 28.7% |
| Net Leases Interest | (372) | (342) | 8.9% | (353) | 5.6% |
| Others | (139) | (188) | -26.0% | (117) | 18.9% |
| **Non-Cash Items** | **(186)** | **(19)** | **899.1%** | **(39)** | **373.0%** |
| Mark-to-market from Derivative | (20) | (19) | 7.9% | (41) | -50.8% |
| C6 Mark-to-market | (166) | - | n.a. | - | n.a. |
| Others | - | - | n.a. | 1 | n.a. |
| **Net Financial Result** | **(598)** | **(525)** | **14.0%** | **(450)** | **33.0%** |

**Net Financial Result was negative by R$ 598 million in 1Q25**, a worsening of 14.0% YoY vs. 1Q24. This result is explained by the adjustment regarding the C6 value, due to the difference between the recognized value and the asset value established in the agreement, and by a higher level of interest on leases, due to the contracts adjustment and a lower level of cancellations. These effects were partially offset by: (i) higher cash profitability, due to a higher Selic rate and a higher average cash level; and (ii) lower interest related to debt, due to a reduction in the level of indebtedness.

## Income Tax and Social Contribution

**In the Normalized[5] view, Income Tax and Social Contribution ("IR/CS") totaled R$ 97 million in 1Q25** compared to -R$ 69 million in 1Q24, leading to an **effective rate of 13.7%** vs. -11.7% in the first quarter of 2024. The variation is mainly explained by the deliberation of Interest on Capital, which totaled R$ 690 million in 1Q25, compared to R$ 200 million in 1Q24. However, other effects also contributed, such as the increase in the SUDAM/SUDENE benefit and the effect of the agreement with C6.

## Net Income

**Normalized[6] Net Income totaled R$ 810 million in 1Q25, representing the 8th consecutive quarter of double-digit annual growth, +56.0% YoY.** This robust result represents another record: **the highest level of net income ever recorded by the Company in a first quarter.** This led **Normalized Earnings per Share (EPS) to R$ 0.33 vs. R$ 0.21 in 1Q24.**

# INVESTMENTS AND CASH FLOW

## Capex

***The strategic allocation of investments contributes to healthy cash generation***

| Description | 1Q25 | 1Q24 | %YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| Network | 1,028 | 984 | 4.5% | 906 | 13.4% |
| IT & Others | 311 | 371 | -16.1% | 469 | -33.6% |
| **Capex** | **1,339** | **1,355** | **-1.1%** | **1,375** | **-2.6%** |
| **Capex/ Net Revenue** | **20.9%** | **22.2%** | **-1.3p.p.** | **20.7%** | **0.2p.p.** |

**Capex reached R$ 1,339 million in 1Q25, a 1.1% YoY reduction,** maintaining the expected seasonality and, therefore, the Capex projection for the year remains unchanged. In 2025, investments were more concentrated in network with the modernization of São Paulo's infrastructure, while in 2024 they were more focused on IT, due to an accelerated expansion of digitalization initiatives, which had positive effects later, especially in improving customer service indicators. **The Capex over Net Revenue ratio reached 20.9% in 1Q25** vs. 22.2% in 1Q24, a reduction of 1.3 p.p. YoY.

[5] The Income Tax and Social Contribution line had non-recurring effects amounting to -R$ 6.5 million in 1Q25 and -R$ 3.4 million in 4Q24.
[6] Net Income Normalized by items described in the 'From EBITDA to Net Income' section.

## Cash Flow

| Description | 1Q25 | 1Q24 | %YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| Reported EBITDA | 3,065 | 2,890 | 6.0% | 3,336 | -8.1% |
| Capex | (1,339) | (1,355) | -1.1% | (1,375) | -2.6% |
| **Reported EBITDA - Capex** | **1,726** | **1,536** | **12.4%** | **1,962** | **-12.0%** |
| Δ Working Capital and Income Tax* | (643) | (1,237) | -48.0% | 1,331 | n.a. |
| Leases Payment** | (788) | (734) | 7.4% | (939) | -16.0% |
| of which Fines | (31) | (27) | 17.3% | (177) | -82.4% |
| **Operating Free Cash Flow** | **294** | **(435)** | **n.a.** | **2,354** | **-87.5%** |

* The variation in Working Capital and Income Tax excludes the impacts related to EXA in 4Q24.
** Incentives over payment of leases were recognized in line with the agreed contractual conditions, reducing the amount disbursed during the period (+R$ 3.8 million in 1Q25, +R$ 9.9 million in 4Q24, +R$ 14.1 million in 3Q24, +R$ 31.6 million in 2Q24, and +R$ 33.9 million in 1Q24).

Normalized EBITDA (-) Capex reached R$ 1,745 million in 1Q25, an increase of 13.6% YoY. **Excluding the effects of leases, Normalized EBITDA-AL[7] (-) Capex totaled R$ 1,001 million in the period, showing a double-digit growth (+18.7% YoY) with a margin of 15.7%.**

**The Operating Free Cash Flow ("OpFCF") totaled R$ 294 million in 1Q25, an improvement of R$ 729 million YoY.** The expansion reflects the evolution of the operating cash flow, driven by the increase in EBITDA and a less negative variation in working capital, due to improvements in inventory and supplier lines, mainly due to the reduction of international roaming line. Additionally, there was an improvement in the lines of taxes, fees, and contributions, as well as in accounts receivable from customers, which showed a less impactful seasonal effect compared to 1Q24.

**Operating Cash Flow**

1Q25 %YoY: **+18.7%**

Margin 1Q25: **15.7%**


Normalized EBITDA-AL minus Capex
(R$ mln; %YoY)
18.7%
843
1,001
1Q24
1Q25
13.8%
15.7%

[7] EBITDA-AL normalized according to the items described in the section "From EBITDA to Net Income" and excluding the impact of sites decommissioning fines. For more details, see Exhibit 4 - EBITDA After Lease.

## Cash Position

Cash and Securities positions totaled R$ 5,327 million at the end of March 2025, representing an increase of 58.0% YoY, reflecting the Company's operational improvement.

It is also worth noting that the full payment of the TFF (Operating Inspection Fee), which is part of the Fistel fee, has been suspended since 2020. The total amount recorded until March 31, 2025, was R$ 3.6 billion, with R$ 2.8 billion as principal and R$ 806 million as accrued interest.

# DEBT

## Debt Profile

| Issuances | CURRENCY | INTEREST RATE | MATURITY | SHORT-TERM | LONG-TERM | TOTAL |
|---|---|---|---|---|---|---|
| *R$ million* | | | | | | |
| KFW Finnvera | USD | SOFR + 1.17826% | 12/25 | 31 | - | 31 |
| Debentures | BRL | IPCA + 4.1682% p.a. | 06/28 | 18 | 1,997 | 2,015 |
| BNDES Finame | BRL | IPCA + 4.2283% p.a. | 11/31 | 56 | 317 | 373 |
| BNDES Finem | BRL | TJLP + 1.95% p.a. | 08/25 | 47 | - | 47 |
| BNB | BRL | IPCA + 1.2228% a 1.4945% p.a. | 02/28 | 187 | 355 | 541 |
| **Total Financial Debt** | | | | **339** | **2,669** | **3,008** |
| License (5G) | BRL | Selic | 12/40 | 64 | 902 | 966 |
| **Total Debt Before Lease** | | | | **403** | **3,571** | **3,974** |
| Total Lease | BRL | IPCA/IGP-M (12.97% p.a.) | 10/29 | 1,545 | 11,010 | 12,555 |
| **Total Debt** | | | | **1,947** | **14,582** | **16,529** |

*Weighted average interest rate of leasing contracts.

## Net Debt

| Description | 1Q25 | 4Q24 | 3Q24 | 2Q24 |
|---|---|---|---|---|
| *R$ million* | | | | |
| Short-Term Debt | 339 | 348 | 401 | 379 |
| Long-Term Debt | 2,669 | 2,687 | 2,732 | 2,717 |
| **Total Debt** | **3,008** | **3,036** | **3,133** | **3,096** |
| Cash and Cash Equivalents + Market Sec | (5,327) | (5,693) | (4,332) | (3,312) |
| Net Derivatives-ex C6 | (152) | (156) | (145) | (172) |
| **Net Debt** | **(2,471)** | **(2,813)** | **(1,344)** | **(388)** |
| License (5G) | 966 | 991 | 1,029 | 1,002 |
| **Net Debt AL** | **(1,505)** | **(1,822)** | **(315)** | **614** |
| Total Lease | 12,555 | 12,335 | 12,268 | 12,240 |
| **Total Net Debt** | **11,050** | **10,513** | **11,953** | **12,854** |
| **Net Debt AL /Normalized EBITDA AL*** | **-0.15x** | **-0.19x** | **-0.03x** | **0.07x** |
| **Net Debt Total/Normalized EBITDA** | **0.86x** | **0.83x** | **0.96x** | **1.05x** |

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

## LT Debt by Maturity

| Year | Pro-Forma | Including IFRS 9, 15 & 16 |
|---|---|---|
| *R$ million* | | |
| 2026 | 913 | 1,882 |
| 2027 | 969 | 2,345 |
| 2028 | 817 | 2,202 |
| 2029 | 119 | 1,292 |
| After 2029 | 753 | 6,861 |
| **Total Debt** | **3,571** | **14,582** |

**Total Debt (post-hedge), including net derivatives amounting R$ 152 million, totaled R$ 16,377 million at the end of March 2025,** representing an increase of R$ 63 million compared to 1Q24. The increase mainly reflects the rise in the total lease position, although partially offset by a reduction in financial debt.

# NEW BUSINESS

## Digital Ecosystem

### Mobile Advertising and Data Monetization

In 1Q25, we maintained **strong growth of 283% YoY** in the volume of campaigns running on TIM Ads platforms, driven by the recurrence of campaigns from relevant advertisers and the entry of new brands.

### Education Services

In the Education vertical, in partnership with *Descomplica*, we reached **over 800k** TIM customers registered on the platform by March 2025, of which **more than 190k** were registered in the Artificial Intelligence and Chat GPT course.

### Health Services

In the Health vertical, in partnership with *Cartão de Todos*, we reached **over 218k** subscriptions since the beginning of the operation in 1Q25, in addition to **more than 455k** registrations on the platform.

### Energy Services

In March, we started the pilot of the new Energy Services partnership with Thopen, through the distributed generation model, focused on individual customers. The partnership will provide discounts on electricity bills for TIM customers without the need for investment or cost, with TIM being remunerated by a revenue share model. Additionally, we are implementing a new partnership with Eletrobrás, aimed at Corporate clients, for the supply of renewable energy through the free market, with a commission-based remuneration model and pilot starting in 2Q25.

## B2B

Total B2B contracted revenue amounted to **R$ 778 million** in 1Q25, with revenue from Logistics initiatives accounting for 40% of total contracted revenue, followed by 39% of Agribusiness revenue and 18% of Utilities revenue.

**Total Contracted Revenue**



R$ 778 Mln
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25

**Agribusiness**

**+ 20.7** **Millions** of hectares 4G

**Logistics**

**+ 5.9k** Km covered in highways, and 5G connectivity in the Port of Santos

***Utilities***: TIM IoT Solutions offers wide coverage and real-time monitoring, ensuring efficient and effective resource management.

**5k** Gas telemetry points sold

**60k** Telemetry points for water measurement sold

**+20** Clients

**80k** Telemetry and control points for energy metering sold

**362k** Public lighting remote management points sold

# OPERATIONAL INDICATORS

| Description | 1Q25 | 1Q24 | % YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| **Mobile Customer Base ('000)** | **62,039** | **61,420** | **1.0%** | **62,058** | **-0.03%** |
| Prepaid | 31,269 | 33,312 | -6.1% | 31,857 | -1.8% |
| Postpaid | 30,770 | 28,108 | 9.5% | 30,202 | 1.9% |
| Postpaid ex-M2M | 24,513 | 22,995 | 6.6% | 24,238 | 1.1% |
| **Mobile Net Adds ('000)** | **(20)** | **171** | **n.a.** | **(91)** | **-78.4%** |
| Postpaid ex-M2M Net Adds ('000) | 275 | 415 | -33.8% | 357 | -23.1% |
| **Mobile ARPU (R$)** | **31.9** | **30.3** | **5.0%** | **32.3** | **-1.4%** |
| Prepaid | 13.8 | 14.6 | -5.5% | 14.7 | -6.1% |
| Postpaid | 43.8 | 42.1 | 4.0% | 43.1 | 1.6% |
| Postpaid ex-M2M | 54.3 | 51.0 | 6.5% | 53.2 | 2.2% |
| **Monthly Churn (%)** | **2.9%** | **2.8%** | **0.1p.p.** | **3.0%** | **-0.1p.p.** |
| ***Market Share**** | **23.5%** | **23.8%** | **-0.3p.p.** | **23.6%** | **-0.1p.p.** |
| Prepaid | 31.1% | 31.1% | - | 31.2% | -0.1p.p. |
| Postpaid | 18.8% | 18.6% | 0.2p.p. | 18.7% | 0.1p.p. |
| Postpaid ex-M2M | 21.2% | 21.3% | -0.1p.p. | 21.3% | -0.1p.p. |
| **TIM Ultrafibra Customer Base ('000)** | **790** | **806** | **-2.0%** | **790** | **0.1%** |
| FTTH | 761 | 733 | 3.8% | 752 | 1.2% |
| TIM Ultrafibra ARPU (R$) | 93.2 | 95.8 | -2.7% | 95.5 | -2.4% |

* Data published by Anatel as of February 2025.

# ENVIRONMENTAL, SOCIAL AND GOVERNANCE

## ESG Highlights for 1Q25

### Environmental

- For the second consecutive year, TIM has achieved the highest score of A in the CDP Climate Change questionnaire, remaining on the select "A List" of companies considered global leaders in climate change management. The recognition reinforces the Company's commitment to mitigating greenhouse gas (GHG) emissions from its operations and adapting its operations to the effects of climate change.

- As part of the evolution of the Distributed Generation project, TIM ended the 1st quarter with 133 plants in operation. The project is responsible for supplying more than 17 thousand sites with the use of renewable energy plants, with a predominance of solar plants. In addition, 100% of the electricity consumed by TIM comes from renewable sources (with the acquisition of I-RECs).

- TIM ended the 1st quarter with 1,871 active biosites on its network. These structures, like a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation.

### Social

- In partnership with Mulheres Positivas, CMI Business Transformation and other leading companies in the sector, TIM has launched a mentoring program to empower and accelerate the careers of women in technology. The initiative reinforces the operator's commitment to gender equality in the job market.

- Another initiative by the Company in the search for greater gender equality in technology areas and in celebration of the International Day of Women and Girls in Science, celebrated on February 11, was the creation of a talent pool focused exclusively on women. Currently, women represent 26% and 35% of TIM's Tech and IT teams, respectively, and 51% of internship positions in these areas were filled by women.

- The Bateria do Instituto TIM (Drum Group) was once again present at Rio's Carnival, taking part in the traditional Mini Bloco, held at Praça Xavier de Brito, in Tijuca, Rio de Janeiro. Composed of more than 50 children, young people and adults, with and without disabilities, the initiative reaffirms its commitment to promoting social inclusion through music. Led by master Mangueirinha, the group rocked the festivities with enthusiasm and mastery, enchanting the young revelers and reaffirming the value of diversity.

- The implementation cycle of the Edital Fortalecendo Redes (Strengthening Networks Call for Proposals), launched in 2023 by Instituto TIM in partnership with Gerando Falcões, was completed in January 2025. The initiative allocated R$1 million to support 10 civil society organizations in the Gerando Falcões network in institutional strengthening and community impact projects. With more than a thousand direct beneficiaries, including children, adolescents, young people and teams from the organizations, and around 9 thousand indirect beneficiaries, the call for proposals drove significant advances in team structuring, fundraising, institutional communication and expansion of local services.

## Governance

- At the end of the first quarter, TIM Group published its 2024 Sustainability Report. The document was prepared in accordance with the new guidelines of the Corporate Sustainability Reporting Directive (CSRD). As a member of the Group, TIM Brasil contributed information on environmental, social and governance dimensions.

- For the fourth consecutive year, TIM was considered one of the most sustainable companies in the world by S&P Global ESG, the organization responsible for the Dow Jones Sustainability Index (DJSI). The Company was once again included in the Sustainability Yearbook 2025 for the improvement of its performance in the DJSI submission process.

To access the quarterly ESG report, please visit: [Quarterly ESG Report]

## Awards and Achievements:

**"A List" Climate 2024 CDP award**

**TIM's ESG Report** recognized by CEBDS as **one of the best in the Brazilian market**

We have been ranked 8th in the GPTW Brasil as **one of the best companies to work for.**

TIM was considered **one of the most sustainable companies in the world** by S&P Global ESG

## Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2025 ("1Q25"), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

## Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048
E-mail: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br



## Exhibits

Exhibit 1: Balance Sheet
Exhibit 2: Income Statement
Exhibit 3: Cash Flow Statement
Exhibit 4: EBITDA After Lease

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

# EXHIBIT 1 – TIM S.A.
## Balance Sheet

| Description | 1Q25 | 1Q24 | % YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| **ASSETS** | **56,459** | **54,334** | **3.9%** | **56,327** | **0.2%** |
| **CURRENT ASSETS** | **12,963** | **10,335** | **25.4%** | **12,663** | **2.4%** |
| Cash and cash equivalents | 2,840 | 1,985 | 43.1% | 3,259 | -12.8% |
| Marketable securities | 2,487 | 1,386 | 79.4% | 2,434 | 2.1% |
| Trade accounts receivable | 5,048 | 4,042 | 24.9% | 4,678 | 7.9% |
| Inventories | 330 | 405 | -18.6% | 294 | 12.3% |
| Recoverable income and social contribution taxes | 78 | 306 | -74.4% | 111 | -29.6% |
| Recoverable taxes, fees and contributions | 848 | 935 | -9.3% | 946 | -10.4% |
| Prepaid expenses | 659 | 612 | 7.8% | 281 | 134.7% |
| Derivative financial instruments | 397 | 305 | 30.5% | 380 | 4.6% |
| Leases | 33 | 31 | 5.0% | 34 | -3.5% |
| Other assets | 243 | 329 | -26.1% | 246 | -1.2% |
| **NONCURRENT** | **43,496** | **44,000** | **-1.1%** | **43,664** | **-0.4%** |
| **Noncurrent assets** | **4,277** | **4,430** | **-3.5%** | **4,626** | **-7.5%** |
| Marketable securities | 18 | 13 | 41.2% | 15 | 20.1% |
| Accounts receivable | 146 | 190 | -23.2% | 138 | 5.7% |
| Recoverable income and social contribution taxes | 218 | 208 | 4.5% | 215 | 1.3% |
| Recoverable taxes, fees and contributions | 910 | 905 | 0.6% | 907 | 0.3% |
| Deferred income and social contribution taxes | 1,338 | 1,270 | 5.4% | 1,082 | 23.7% |
| Judicial deposits | 689 | 686 | 0.5% | 678 | 1.7% |
| Prepaid expenses | 279 | 191 | 46.2% | 281 | -0.8% |
| Derivative financial instruments | - | 507 | -100.0% | 523 | n.a. |
| Leases | 199 | 209 | -4.7% | 207 | -3.5% |
| Other financial assets | 450 | 214 | 109.9% | 551 | -18.3% |
| Other assets | 30 | 37 | -20.3% | 30 | -0.4% |
| **Permanent Assets** | **39,219** | **39,570** | **-0.9%** | **39,039** | **0.5%** |
| Investment | 1,342 | 1,428 | -6.1% | 1,368 | -1.9% |
| Property, plant and equipment | 23,059 | 22,689 | 1.6% | 22,815 | 1.1% |
| Intangible assets | 14,819 | 15,452 | -4.1% | 14,855 | -0.2% |
| **LIABILITIES** | **56,459** | **54,334** | **3.9%** | **56,327** | **0.2%** |
| **CURRENT LIABILITIES** | **14,734** | **12,773** | **15.4%** | **12,827** | **14.9%** |
| Suppliers | 4,533 | 3,912 | 15.9% | 4,987 | -9.1% |
| Loans and financing | 339 | 761 | -55.5% | 348 | -2.8% |
| Lease liabilities | 1,577 | 1,847 | -14.6% | 1,630 | -3.2% |
| Derivative financial instruments | 245 | 244 | 0.3% | 224 | 9.3% |
| Payroll and related charges | 411 | 463 | -11.2% | 353 | 16.3% |
| Income tax and social contribution payable | 116 | 49 | 138.7% | 47 | 148.9% |
| Taxes, fees and contributions payable | 4,080 | 3,116 | 31.0% | 3,889 | 4.9% |
| Dividends and interest on shareholders' equity payable | 2,764 | 1,580 | 75.0% | 672 | 311.6% |
| Authorizations payable | 303 | 415 | -27.0% | 299 | 1.1% |
| Deferred revenues | 277 | 273 | 1.1% | 280 | -1.4% |
| Other liabilities | 89 | 114 | -21.9% | 98 | -9.3% |
| **NON CURRENT LIABILITIES** | **17,269** | **16,536** | **4.4%** | **17,095** | **1.0%** |
| Loans and financing | 2,669 | 2,487 | 7.3% | 2,687 | -0.7% |
| Lease liabilities | 11,210 | 10,547 | 6.3% | 10,946 | 2.4% |
| Taxes, fees and contributions payable | 38 | 10 | 285.9% | 38 | -0.7% |
| Provision for legal and administrative proceedings | 1,554 | 1,529 | 1.6% | 1,564 | -0.7% |
| Pension plan and other postemployment benefits | 3 | 5 | -31.0% | 3 | - |
| Authorizations to pay | 1,164 | 1,158 | 0.5% | 1,180 | -1.4% |
| Deferred revenues | 544 | 609 | -10.7% | 559 | -2.7% |
| Other liabilities | 87 | 191 | -54.3% | 116 | -24.8% |
| **SHAREHOLDERS' EQUITY** | **24,456** | **25,025** | **-2.3%** | **26,405** | **-7.4%** |
| Capital | 13,478 | 13,478 | - | 13,478 | - |
| Capital reserves | 379 | 391 | -2.9% | 373 | 1.7% |
| Income reserves | 10,019 | 10,850 | -7.7% | 12,559 | -20.2% |
| Equity valuation adjustments | (2) | (3) | -31.0% | (2) | - |
| Treasury stocks | (16) | (9) | 76.6% | (3) | 377.4% |
| Net Income for the period | 598 | 319 | 87.1% | - | n.a. |

# EXHIBIT 2 – TIM S.A.
## Income Statement

| Description | 1Q25 | 1Q24 | % YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| **REPORTED** | | | | | |
| **Net Revenues** | **6,394** | **6,096** | **4.9%** | **6,631** | **-3.6%** |
| **Services Revenues** | **6,240** | **5,909** | **5.6%** | **6,343** | **-1.6%** |
| **Mobile Service** | **5,922** | **5,577** | **6.2%** | **6,015** | **-1.5%** |
| Client Generated | 5,542 | 5,191 | 6.8% | 5,549 | -0.1% |
| Interconnection | 84 | 94 | -11.5% | 85 | -1.8% |
| Customer Platform | 22 | 31 | -30.5% | 117 | -81.5% |
| Others | 274 | 260 | 5.3% | 264 | 3.9% |
| **Fixed Service** | **319** | **332** | **-4.1%** | **328** | **-2.9%** |
| of which TIM UltraFibra | 218 | 229 | -4.5% | 224 | -2.7% |
| **Products Revenues** | **153** | **186** | **-17.6%** | **288** | **-46.7%** |
| **Operating Expenses** | **(3,329)** | **(3,205)** | **3.9%** | **(3,295)** | **1.0%** |
| **EBITDA** | **3,065** | **2,890** | **6.0%** | **3,336** | **-8.1%** |
| EBITDA Margin | 47.9% | 47.4% | 0.5p.p. | 50.3% | -2.4p.p. |
| **Depreciation & Amortization** | **(1,746)** | **(1,755)** | **-0.5%** | **(1,725)** | **1.2%** |
| Depreciation | (1,266) | (1,276) | -0.7% | (1,247) | 1.5% |
| Amortization | (479) | (479) | 0.1% | (478) | 0.3% |
| **Equity in Earnings** | **(27)** | **(23)** | **18.4%** | **(22)** | **18.9%** |
| **EBIT** | **1,292** | **1,113** | **16.1%** | **1,588** | **-18.6%** |
| EBIT Margin | 20.2% | 18.3% | 2.0p.p. | 24.0% | -3.7p.p. |
| **Net Financial Results** | **(598)** | **(525)** | **14.0%** | **(450)** | **33.0%** |
| Financial Expenses | (705) | (754) | -6.5% | (741) | -4.9% |
| Financial Income | 140 | 221 | -36.9% | 245 | -43.2% |
| Net Exchange Variation | (33) | 8 | n.a. | 46 | n.a. |
| **Income before taxes** | **694** | **588** | **18.0%** | **1,138** | **-39.1%** |
| Income Tax and Social Contribution | 104 | (69) | n.a. | (90) | n.a. |
| **Net Income** | **798** | **519** | **53.6%** | **1,048** | **-23.9%** |
| *R$ million* | | | | | |
| **NORMALIZED*** | | | | | |
| **Net Revenues** | **6,394** | **6,096** | **4.9%** | **6,631** | **-3.6%** |
| **Services Revenues** | **6,240** | **5,909** | **5.6%** | **6,343** | **-1.6%** |
| **Mobile Service** | **5,922** | **5,577** | **6.2%** | **6,015** | **-1.5%** |
| Client Generated | 5,542 | 5,191 | 6.8% | 5,549 | -0.1% |
| Interconnection | 84 | 94 | -11.5% | 85 | -1.8% |
| Customer Platform | 22 | 31 | -30.5% | 117 | -81.5% |
| Others | 274 | 260 | 5.3% | 264 | 3.9% |
| **Fixed Service** | **319** | **332** | **-4.1%** | **328** | **-2.9%** |
| of which TIM UltraFibra | 218 | 229 | -4.5% | 224 | -2.7% |
| **Products Revenues** | **153** | **186** | **-17.6%** | **288** | **-46.7%** |
| **Operating Expenses** | **(3,310)** | **(3,205)** | **3.3%** | **(3,285)** | **0.8%** |
| Personnel | (358) | (364) | -1.7% | (390) | -8.3% |
| Selling & Marketing | (963) | (980) | -1.8% | (908) | 6.0% |
| Network & Interconnection | (1,322) | (1,135) | 16.5% | (1,194) | 10.7% |
| General & Administrative | (211) | (220) | -4.2% | (240) | -12.1% |
| Cost Of Goods Sold (COGS) | (209) | (248) | -15.7% | (341) | -38.8% |
| Bad Debt | (182) | (166) | 9.9% | (181) | 0.4% |
| Other Operational Revenues (Expenses) | (66) | (93) | -29.0% | (30) | 121.0% |
| **EBITDA** | **3,084** | **2,890** | **6.7%** | **3,346** | **-7.8%** |
| EBITDA Margin | 48.2% | 47.4% | 0.8p.p. | 50.5% | -2.2p.p. |
| **Net Financial Results** | **(598)** | **(525)** | **14.0%** | **(450)** | **33.0%** |
| Income Tax and Social Contribution | 97 | (69) | n.a. | (94) | n.a. |
| **Net Income** | **810** | **519** | **56.0%** | **1,055** | **-23.2%** |
| *Total Normalized Items* | (13) | - | n.a. | (7) | 90.0% |

* Normalized EBITDA as per items pointed out in the Costs section (+R$ 19.0 million in 1Q25 and +R$ 10.0 million in 4Q24). Normalized Net Income as per items pointed out in the Costs section and non-recurring effects in Income Tax and Social Contribution (-R$ 6.5 million in 1Q25 and -R$ 3.4 million in 4Q24).

# EXHIBIT 3 – TIM S.A.
## Cash Flow Statements

| Description | 1Q25 | 1Q24 | % YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| **Initial Cash Balance** | **3,259** | **3,078** | **5.9%** | **2,287** | **42.5%** |
| Earnings Before Taxes Normalized* | 713 | 588 | 21.2% | 1,148 | -37.9% |
| Non recurring operating items | (19) | - | n.a. | (10) | 90.0% |
| Depreciation & Amortization | 1,746 | 1,755 | -0.5% | 1,725 | 1.2% |
| Equity in earnings | 27 | 23 | 18.4% | 22 | 18.9% |
| Residual value of property, plant and equipment and intangible written off | 3 | 1 | 147.9% | 6 | -45.7% |
| Interest on asset retirement obligation | 2 | 3 | -43.3% | 4 | -57.4% |
| Provision for legal and administrative proceedings | 64 | 90 | -28.6% | 60 | 7.0% |
| Monetary adjustments to deposits, administrative and legal proceedings | 15 | 87 | -83.1% | 57 | -74.2% |
| Interest, monetary and exchange variations of borrowings and other financial adjustments | 203 | 214 | -4.8% | 177 | 15.1% |
| Yield from securities | (79) | (47) | 68.2% | (59) | 35.2% |
| Lease interest payable | 379 | 349 | 8.7% | 360 | 5.4% |
| Lease interest receivable | (7) | (7) | 0.7% | (7) | -2.0% |
| Provision for expected credit losses | 182 | 166 | 9.9% | 181 | 0.4% |
| Result from operations with other derivatives | 166 | - | n.a. | - | n.a. |
| Long-term incentive plans | 6 | 5 | 38.9% | (1) | n.a. |
| **Decrease (increase) in operating assets** | **(377)** | **(766)** | **-50.7%** | **(224)** | **68.2%** |
| Trade accounts receivable | (108) | (464) | -76.7% | (534) | -79.7% |
| Taxes and contributions recoverable | 135 | 187 | -27.7% | 72 | 88.0% |
| Inventory | (36) | (73) | -50.6% | 89 | n.a. |
| Prepaid expenses | (376) | (425) | -11.5% | 102 | n.a. |
| Judicial deposit | 5 | 10 | -49.9% | (2) | n.a. |
| Other current assets | 3 | 0.3 | 927.8% | 50 | -93.1% |
| **Increase (decrease) in operating liabilities** | **(478)** | **(813)** | **-41.2%** | **1,082** | **n.a.** |
| Payroll and related charges | 58 | 76 | -24.5% | (30) | n.a. |
| Suppliers | (439) | (708) | -38.0% | 1,295 | n.a. |
| Taxes, charges and contributions | 101 | (22) | n.a. | 43 | 133.7% |
| Authorizations payable | 6 | 21 | -71.3% | (63) | n.a. |
| Payments for legal and administrative proceedings | (105) | (63) | 67.8% | (73) | 44.5% |
| Deferred revenues | (19) | (19) | 3.9% | (3) | 524.3% |
| Other current liabilities | (79) | (99) | -20.2% | (87) | -9.5% |
| Income tax and social contribution paid | (49) | - | n.a. | - | n.a. |
| **Net Cash (used in) from operations** | **2,496** | **1,646** | **51.7%** | **4,521** | **-44.8%** |
| Capex | (1,339) | (1,355) | -1.1% | (1,375) | -2.6% |
| Redemption of marketable securities | 2,108 | 2,055 | 2.6% | 1,135 | 85.7% |
| Investment on marketable securities | (2,084) | (1,436) | 45.1% | (1,466) | 42.2% |
| Capital allocation in 5G Fund | (85) | - | n.a. | - | n.a. |
| Receipt - Agreement with Bank C6 | 52 | - | n.a. | - | n.a. |
| Others | 16 | 3 | 395.5% | 8 | 100.1% |
| **Net cash used in investment activities** | **(1,333)** | **(732)** | **82.1%** | **(1,698)** | **-21.5%** |
| Amortization of loans | (99) | (589) | -83.2% | (126) | -21.4% |
| Interest paid - Loans | (7) | (30) | -76.7% | (51) | -86.4% |
| Payment of lease liability | (402) | (409) | -1.7% | (572) | -29.7% |
| Interest paid on lease liabilities | (390) | (359) | 8.7% | (377) | 3.5% |
| Lease incentives | 4 | 34 | -88.7% | 10 | -61.1% |
| Derivative financial instruments | (5) | (5) | 2.8% | (40) | -88.4% |
| Dividends and interest on shareholder's equity paid | (670) | (645) | 3.9% | (724) | -7.4% |
| Purchase of treasury shares, net of disposals | (13) | (5) | 177.5% | 27 | n.a. |
| **Net cash used in financing activities** | **(1,582)** | **(2,007)** | **-21.2%** | **(1,852)** | **-14.6%** |
| **Cash Flow** | **(418)** | **(1,093)** | **-61.7%** | **971** | **n.a.** |
| **Final Cash Balance** | **2,840** | **1,985** | **43.1%** | **3,259** | **-12.8%** |

* Normalized EBT as per items pointed out in the Costs section (+R$ 19.0 million in 1Q25 and +R$ 10.0 million in 4Q24).

# EXHIBIT 4 – TIM S.A.
# EBITDA After Lease

| Description | 1Q25 | 1Q24 | % YoY | 4Q24 | % QoQ |
|---|---|---|---|---|---|
| *R$ million* | | | | | |
| **Normalized EBITDA*** | **3,084** | **2,890** | **6.7%** | **3,346** | **-7.8%** |
| Total Lease Impact over Normalized EBITDA | (744) | (693) | 7.4% | (744) | -0.1% |
| Lease Payment | (792) | (768) | 3.2% | (948) | -16.5% |
| Excluding decomissioning fines | 31 | 27 | 17.3% | 177 | -82.4% |
| Other Lease effects | 17 | 48 | -65.1% | 27 | -37.1% |
| **Normalized EBITDA-AL** | **2,340** | **2,198** | **6.5%** | **2,602** | **-10.1%** |
| Normalized EBITDA-AL Margin | 36.6% | 36.1% | 0.5p.p. | 39.2% | -2.6p.p. |
| Capex | (1,339) | (1,355) | -1.1% | (1,375) | -2.6% |
| **Normalized EBITDA-AL - Capex** | **1,001** | **843** | **18.7%** | **1,227** | **-18.4%** |
| Normalized EBITDA-AL Margin - Capex | 15.7% | 13.8% | 1.8p.p. | 18.5% | -2.9p.p. |

* Normalized EBITDA as per items pointed out in the Costs section (+R$ 19.0 million in 1Q25 and +R$ 10.0 million in 4Q24). Normalized Net Income as per items pointed out in the Costs section and non-recurring effects in Income Tax and Social Contribution (-R$ 6.5 million in 1Q25 and -R$ 3.4 million in 4Q24).